Contact

www.linkedin.com/in/alison-aaron-madsen-162870161 (LinkedIn)

Top Skills

Issue Identification

Legal Advice

Risk Assessment

Languages

Spanish (Professional Working)

Alison Aaron Madsen

Non-profit Governance
Beach Haven, New Jersey, United States

Experience

Sarasota Orchestra
Board Member
July 2022 - Present (2 years 4 months)
Sarasota, Florida, United States

Law Office of Alison L. Aaron
Attorney
2006 - Present (18 years)
Manahawkin, NJ 08050

Represent clients in residential real estate transactions; municipal court;
Superior Court of New Jersey; minor Immigration matters

Arcadia University
Chair Of The Board Of Trustees
2017 - July 2022 (5 years)
Glenside, PA

Office of the Attorney General, Office of Government Integrity
Deputy Attorney General
2003 - 2006 (3 years)
New Jersey

Special Olympics of New Jersey
DIrector of Sports Training
2002 - 2003 (1 year)
Princeton, NJ

Rider University
Director of Judicial Affairs
1999 - 2002 (3 years)
Lawrenceville, NJ

Middlesex County Prosecutor's Office
Assistant Prosecutor
1990 - 1999 (9 years)

New Brunswick, NJ

Education

Northeastern University School of Law

J.D., Law · (1985 - 1988)

Arcadia University

Bachelor of Science - BS, Business Administration and Management, General · (1983 - 1985)

Seton Hall University

Ed.S., Higher Education/Higher Education Administration